UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 001-34732

MILLER ENERGY RESOURCES, Inc.
(Exact name of registrant as specified in its charter)

1001 Louisiana Street, Suite 3100
Houston, TX 77002
(832) 658-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
10.75% Series C Cumulative Redeemable Preferred Stock, par value $0.0001 per share
10.5% Series D Fixed Rate/Floating Rate Cumulative Redeemable Preferred Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0
On January 28, 2016, the United States Bankruptcy Court for the District of Alaska entered an order confirming the Joint Plan of Reorganization of Miller Energy Resources, Inc. (“Miller”) and Its Subsidiaries (the “Plan”). Upon effectiveness of the Plan, all previously issued equity securities of Miller, including the securities listed in this Form 15, were cancelled and extinguished.
Pursuant to the requirements of the Securities Exchange Act of 1934, Miller Energy Resources, Inc. (“Miller”) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 29 , 2016	By:	/s/ Carl F. Giesler, Jr.
Name: Carl F. Giesler, Jr.
Title: Chief Executive Officer